
03052878

SECURIT[illegible] [illegible]IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
DEC - 1 2003
WASH. D.C. 158 SECTION

SEC FILE NUMBER
8-18028

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2002 (MM/DD/YY) AND ENDING September 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Fourteen Research Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 East 43rd Street
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elda Diaz 212-286-0800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins, LLP
(Name — *if individual, state last, first, middle name*)

60 East 42nd Street (Address) New York, NY 10165 (City) (State) E.I.N. 13-3385019 Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

STATE OF NEW YORK)
COUNTY OF NEW YORK) ss:

I, Ira Hersch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Fourteen Research Corporation, as of September 30, 19 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Sworn to before me on this
24th day of November 2003

Signature

President
Title

Notary Public

SANDRA L. WILLIAMSON
Notary Public, State of New York
No. 01W15066769
Qualified in Queens County
Commission Expires Oct. 7, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's report on internal accounting required by SEC rule 17a-5.
- X (p) Schedule of securities haricuts and aggregate indebtedness.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

All annual audited financial statements of The Fourteen Research Corporation that are filed with the Securities and Exchange Commission have been or will be available to all members and allied members of The Fourteen Research Corporation.

THE FOURTEEN RESEARCH CORPORATION

FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

THE FOURTEEN RESEARCH CORPORATION

FINANCIAL STATEMENTS WITH SUPPLEMENTARY FINANCIAL INFORMATION

YEAR ENDED SEPTEMBER 30, 2003

TABLE OF CONTENTS

ODMD

O'CONNOR DAVIES MUNNS & DOBBINS, LLP

ACCOUNTANTS AND CONSULTANTS

60 EAST 42ND STREET • NEW YORK, NY 10165-3698
(212) 286 2600 • FAX (212) 286 4080

INDEPENDENT AUDITORS' REPORT

To The Board of Directors and Stockholders
The Fourteen Research Corporation

We have audited the accompanying statement of financial condition of The Fourteen Research Corporation (an S Corporation) as of September 30, 2003, and the related statements of operations and retained earnings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Fourteen Research Corporation as of September 30, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

New York, NY
October 27, 2003

THE FOURTEEN RESEARCH CORPORATION

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED SEPTEMBER 30, 2003

ASSETS

Cash		$ 389,137
Temporary cash investments		227,956
Commissions receivable		155,823
Accounts receivable - other		3,478
Prepaid expenses		15,762
Furniture, equipment, and leasehold improvements		
Furniture and equipment	$ 168,265	
Leasehold improvements	6,733	
	174,998	
Less accumulated depreciation and amortization	174,998	
Membership in exchange, at cost (market value $1,350,000)		103,095
Cash surrender value of officers' life insurance policies, net of outstanding loans of $122,853		148,647
Deposits		8,000
Other investments		3,300
Total assets		$ 1,055,198

LIABILITIES AND STOCKHOLDERS' EQUITY

Accrued debenture interest	$ 1,908
Accrued expenses	33,415
Deferred income	12,500
Subordinated debentures	76,100
Total liabilities	123,923
Stockholders' equity	
Common stock - par value $.01 Authorized 500,000 shares, issued and outstanding 32,000 shares	320
Additional paid-in capital	52,855
Retained earnings	878,100
Total stockholders' equity	931,275
Total liabilities and stockholders' equity	$ 1,055,198

See accompanying notes to financial statements.

THE FOURTEEN RESEARCH CORPORATION

STATEMENT OPERATIONS AND RETAINED EARNINGS

YEAR ENDED SEPTEMBER 30, 2003

Revenues		
Commission income		$1,177,080
Floor brokerage income		475,703
Research income		205,029
Interest and other income		5,783
		1,863,595
Expenses		
Officers' salaries and benefits	$ 266,726	
Employee salaries and benefits	917,487	
Occupancy and equipment costs	101,015	
Stationery, printing, postage and shipping	18,356	
Promotional costs	103,030	
Communications costs	38,395	
Insurance expense	116,278	
Research and statistical costs	14,900	
Regulatory fees and expenses	116,703	
New York City Corporation Business Tax	5,908	
Other operating costs	148,576	
		1,847,374
Income from operations before interest expense		16,221
Interest expense		6,888
Net income		9,333
Retained earnings, beginning of year		988,767
Dividend paid		120,000
Retained earnings, end of year		$ 878,100

See accompanying notes to financial statements.

THE FOURTEEN RESEARCH CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2003

Cash flows from operating activities	
Net income	$ 9,333
Adjustments to reconcile net income to net cash used for operating activities	
(Increase) decrease in operating assets	
Commissions receivable	(64,536)
Accounts receivable - other	50,028
Prepaid expenses	(8,549)
(Decrease) increase in operating liabilities	
Accrued interest	186
Accrued expenses	7,408
Accrued taxes	(16,658)
Total adjustments	(32,121)
Net cash used for operating activities	(22,788)
Cash flows from investing activities	
Change in cash surrender value of officers' life insurance	(25,034)
Net cash used for investing activities	(25,034)
Cash flows from financing activities	
Dividends paid	(120,000)
Net decrease in cash	(167,822)
Cash, beginning of year	784,915
Cash, end of year	$ 617,093
Supplemental disclosures of cash flow information	
Cash paid during the year for interest	$ 6,888
Noncash investing and financing activites	
Policy loans used to pay life insurance premiums	$ 14,616

See accompanying notes to financial statements.

THE FOURTEEN RESEARCH CORPORATION

NOTES TO FINANCIAL STATEMENTS

1. Business and Summary of Significant Accounting Policies

Business Operations

The Fourteen Research Corporation ("the Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company acts as an introducing broker and performs investment research for its clients.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Commission income on purchases and sales of securities for securities for customers are recorded on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Other Investments

Investment in 300 shares of common stock of NASDAQ Inc. is recorded at cost as fair value is not readily determinable since the shares are not publicly traded.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost. An accelerated depreciation method is used on furniture and equipment with useful lives of five years. Leasehold improvements are amortized using a straight-line method over the lesser of the economic useful life of the improvement or the term of the lease.

1. **Business and Summary of Significant Accounting Policies (Continued)**

Income Taxes

The Company is subject to the provisions of subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay Federal and New York State corporate income taxes on its taxable income. Instead, the individual shareholders are liable for income taxes on the Company's taxable income as it affects the shareholders' individual income tax returns. The Company continues to be taxed as a C corporation for New York City purposes, however this tax is based on the greater of tax on income or alternate methods. The Company consistently pays tax under one of the alternate methods.

Memberships in Exchange

Memberships in exchange are carried at the lower of aggregate cost or aggregate market determined by quoted market prices provided by the New York Stock Exchange.

Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investment instruments which may have a maturity of three months or less to be cash equivalents.

2. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2003, the Company had net capital of $868,455, which was $863,455 in excess of its required net capital of $5,000. The Company's net capital ratio (aggregate indebtedness divided by net capital) was .06 to 1.

3. **Pension Plan**

The Company has a simplified defined contribution pension plan under the Employee Income Security Act of 1974 for all qualified employees. For the year ended September 30, 2003, the Company made no contributions to the pension plan.

4. **Officers' Life Insurance**

The Company is the beneficiary of life insurance policies covering the lives of its two stockholders. The face values of these policies aggregate to $1,000,000 for each shareholder.

5. Commitments

The Company rents its office space under an operating lease expiring on January 31, 2005. Rent expense including escalation charges was $98,942 in 2003. Future minimum lease payments exclusive of escalation costs, for years ending September 30, are approximately as follows:

Year	Amounts
2004	$78,435
2005	26,471

6. Financial Instruments and Credit Risk Concentration

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and mutual fund investments. The Company places its cash and investments in highly regarded financial institutions. The Company does not have a material concentration of credit risk with respect to commissions and accounts receivable, due to its generally short payment terms. At September 30, 2003, the Company had bank deposits which exceeded federally insured limits.

7. Subordinated Debentures

The Company has been advanced funds in prior periods totaling $76,100 from its stockholders. These debentures accrue interest at the rate of 9.05% per annum. The scheduled maturity date of these debentures is December 31, 2003. These debentures have an automatic rollover provision. This provision will automatically extend the maturity date an additional year, unless on or before the day seven months preceding the scheduled maturity date then in effect, the lender shall notify the Company in writing, with a written copy to the New York Stock Exchange, Inc., that such scheduled maturity date shall not be extended. These debentures, with respect to the payment of principal and interest, are subordinate to all claims of all other present and future creditors of the Company whose claims are not similarly subordinated.

Schedule 1

THE FOURTEEN RESEARCH CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

SEPTEMBER 30, 2003

Net capital		$ 931,275
Additions:		
Liabilities subordinated to claims of general creditors		76,100
		1,007,375
Deductions:		
Non-allowable assets		
Petty cash	$ 250	
Accounts receivable - other	3,478	
Prepaid expenses	15,762	
Memberships in exchanges, at cost	103,095	
Deposit	8,000	
Other investments	3,300	133,885
Net capital before haircuts on security positions		873,490
Less:		
Haircuts on security positions – Schedule 2		8,777
Net capital		$ 864,713

Reconciliation with Company's Computation

The above computation differs from the computation of net capital under Rule 15c3-1 as of September 30, 2003 which was filed by The Fourteen Research Corporation with the New York Stock Exchange, Inc. in the Company's Focus Report, Part II filed on October 22, 2003 as follows:

Net capital as filed (unaudited)	$ 864,455
Increase in income from audit adjustments	13,948
Increase in non-allowable assets from audit adjustments	(13,690)
Net capital per above	$ 864,713

See auditors' report.

Schedule 2

THE FOURTEEN RESEARCH CORPORATION

SCHEDULE OF SECURITIES HAIRCUTS AND AGGREGATE INDEBTEDNESS

SEPTEMBER 30, 2003

Securities Haircuts

Security Description	Market Value	Percentage Deduction	Haircut Amount
Merrill Lynch Government Fund average maturity of 58 days	$ 125,382	7%	$8,777

Aggregate Indebtedness

Accrued debenture interest	$ 1,908
Accrued expenses	33,415
Deferred Income	12,500
	$47,823

See auditors' report.

THE FOURTEEN RESEARCH CORPORATION

STATEMENT OF EXEMPTION FROM RULE 15c3-3
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

SEPTEMBER 30, 2003

The Fourteen Research Corporation (an S Corporation) clears all customer transactions through another broker-dealer on a fully disclosed basis and therefore claims exemptive provision (K)(2)(B) of S.E.C. Rule 15c3-3, which exempts the Corporation from the computation for determination of reserve requirements as provided for in that Rule.

See auditors' report.

ODMD

O'CONNOR DAVIES MUNNS & DOBBINS, LLP
ACCOUNTANTS AND CONSULTANTS
60 EAST 42ND STREET • NEW YORK, NY 10165-3698
(212) 286 2600 • FAX (212) 286 4080

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY S.E.C. RULE 17a-5

To The Board of Directors and Stockholders
The Fourteen Research Corporation

In planning and performing our audit of the financial statements and supplemental schedules of The Fourteen Research Corporation (an S Corporation) for the year ended September 30, 2003, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

O'Connor Davies Munns & Dobbins, LLP

New York, NY
October 27, 2003